SILVERMAN SHIN & SCHNEIDER PLLC Wall Street Plaza 22nd Floor 88 Pine Street NEW YORK, NY 10005 212.779.8600 Facsimile: 212.779.8858 E-mail: Rfeiner@Silverfirm.com __________	New Jersey 19 Engle Street Tenafly, NJ 07670 (201) 567-4969

July 11, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM ImmunoTech Inc.
S-1 Registration Statement

Ladies and Gentlemen:

On behalf of AIM ImmunoTech Inc. (“AIM”) , a Delaware corporation, we hereby advise you that AIM submitted in electronic format for filing with the U. S. Securities and Exchange Commission (the “Commission”) , pursuant to the Securities Act of 1933, as amended, a registration statement on Form S-1.

Should any member of the Commission’s staff have any questions concerning the registration statement, please do not hesitate to contact me by phone (646) 822-1170, e-mail rfeiner@silverfirm.com or fax (917) 720-0863.

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc:	Peter Rodino